Exhibit 1.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2009

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENT	2

COMPANY OVERVIEW	3

STRATEGY	4

CAPABILITY TO DELIVER RESULTS	5

SELECTED ANNUAL FINANCIAL INFORMATION	6

OVERVIEW OF ACTIVITY	7

McFaulds Lake Project	8

Eagle One Deposit	9

Blackbird Chromite Discovery	11

Thunderbird Vanadium Discovery	11

Other Ring of Fire Exploration Activity	11

OPTION AGREEMENTS AND JOINT VENTURES	12

DISCONTINUED PROJECTS	14

SUMMARY OF QUARTERLY RESULTS	16

LIQUIDITY AND CAPITAL RESOURCES	17

CONTRACTUAL OBLIGATIONS	17

RELATED PARTY AND OTHER TRANSACTIONS	18

DISCLOSURE CONTROLS AND PROCEDURES	19

CRITICAL ACCOUNTING ESTIMATES	19

RISKS AND UNCERTAINTIES	20

CHANGES IN ACCOUNTING POLICIES	25

RECENTLY ISSUED ACCOUNTING STANDARDS	26

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE	27

OUTSTANDING SHARE INFORMATION	28

ADDITIONAL INFORMATION	28

The following is Management’s Discussion and Analysis (“MD&A”) of the consolidated financial condition and results of operations of Noront Resources Ltd. (“Noront” or the “Company”) for the financial year ended April 30, 2009, which have been prepared in accordance with Canadian Generally Accepted Accounting Principals. This discussion should be read in conjunction with the consolidated financial statements and the notes thereto. Additional Company information, including the Company’s most recent Financial Statements can be accessed through the System for Electronic Document Analysis and Retrieval (“Sedar”) website at www.sedar.com and the Company’s website at www.norontresources.com. Information contained on the Company’s website is not incorporated herein and does not form part of this MD&A.

All financial measures are expressed in Canadian dollars unless otherwise indicated.

Unless otherwise indicated, a Qualified Person as defined by National Instrument 45-101, has reviewed and is responsible for the technical information contained in this MD&A.

This information is provided as at August 4, 2009.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENT

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters are forward-looking statements.

When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Examples of such forward looking statements include statements regarding financial results and expectations for fiscal year 2010, such as, but not limited to, availability of financing, interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations, metal prices, demand for metals, currency exchange rates, cash operating margins, expenditures on property, plant and equipment, increases and decreases in exploration activity, changes in project parameters, joint venture operations, resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other factors and conditions.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those reliant on forward-looking statements. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein, and include unanticipated and/or unusual events. Many of such factors are beyond Noront’s ability to control or predict.

Readers of this MD&A are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty. Noront disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. These forward looking statements should not be relied upon as representing management’s views as of any date subsequent to the date of this MD&A.

COMPANY OVERVIEW

Noront is engaged in the acquisition, exploration and development of properties prospective in base metals, including: copper, nickel, platinum group metals, vanadium and chromite. The Company’s focus is its McFaulds Lake Project at McFaulds Lake (the McFaulds Lake Project), in the James Bay Lowlands, Ontario within a geological feature referred to as the Ring of Fire (“ROF”). The Company owns a 100% interest in three nickel-copper-platinum group metals discoveries known as “Eagle One” “Eagle Two” and “AT-12”, two chromite discoveries known as “Blackbird One” and “Blackbird Two” and a vanadium discovery known as “Thunderbird”.

Noront controls land claims, held directly or indirectly, through joint ventures, optioned claims and earn-in programs of approximately 120,000 hectares (300,000 acres) in the Ring of Fire area making Noront the largest claim holder in the region.

During fiscal 2009, Noront also had an active exploration project located in the Abitibi region of Quebec, Canada known as Windfall Lake (“Windfall Lake Project”). In early 2007, Noront elected to carry out an underground exploration program to investigate the mineralized zone indicated earlier from surface diamond drilling. In the second quarter of fiscal 2009 the Company made a decision to place Windfall Lake on care and maintenance due to the inconclusive nature of results. In the fourth quarter of fiscal 2009 the Company decided to write-down the deferred expenditures. During the first quarter of fiscal 2010, the Company optioned the Windfall Lake Project to Eagle Hill Exploration Corporation (“Eagle Hill”), maintaining a 25% carried interest with the option to convert said interest to a 2% net smelter return (“NSR”). Per note 16 in the consolidated financial statements for the year ended April 30, 2009, Eagle Hill must make a property payment of $1 million and incur exploration expenditures of $5 million over three years in order to earn a 75% interest in the property.

STRATEGY

The Company’s objective is to become a base metals producer through the development of its nickel-copper-platinum group metals (“Eagle”) and its chromite (“Blackbird”) discoveries. The Company’s strategy has been to define its most significant discoveries being Eagle One and Blackbird by completing an NI 43-101 resource compliant report; continue drilling at the site of Eagle One for associated deposits along what management believes is a magmatic conduit that could host other similarly important, potentially economic sulphide bodies; continue an active regional exploration program in the McFaulds Lake area and develop a plan for infrastructure development.

The Company has a number of other exploration properties in its portfolio and options for those properties will be examined throughout the year, as the Company will remain focused on its McFauld’s Lake assets.

Significant events for the year ended April 30, 2009 and through the date of this report are:

•	A National Instrument 43-101 (“NI 43-101”) compliant resource estimate was completed on the Eagle One property, a nickel-copper-platinum group metal deposit, in August 2008;

•	A preliminary economic assessment (“PEA”) was completed on the Eagle One property in October 2008 and a corresponding NI 43-101 Technical Report (“Technical Report”) was filed in December 2008;

•	In December of 2008, $18.9 million of flow through Funds were raised to support the fiscal 2009 / 2010 exploration and development program;

•	The definition drilling required to complete a NI 43-101 compliant resource estimate on the Company’s Blackbird chromite discovery was completed;

•

Drilling on the Eagle One deposit has confirmed the presence of massive and semi-disseminated sulphide mineralization to a depth three times the depth of the previously known mineralization of the Eagle One deposit (“Eagle One A”). Per press release dated June 29, 2009, drilling intersected two zones of disseminated, semi-massive and massive sulphides, one from 269.54m to 510.69m (“Eagle One B”) and the other from 749.70m to 945.67m (“Eagle One C”).

•	Per press release dated August 4, 2009:

•	Eagle One B (the first lens) located vertically under Eagle One A returned;

•	178.8 metres averaging 1.2% Ni, 0.5% Cu, 0.9 g/tonne Pt, 2.0 g/tonne Pd from 306.7 meters to 485.5 meters including;

•	2.0 metres averaging 2.5% Ni, 2.0% Cu, 0.4 g/tonne Pt, 4.7 g/tonne Pd

•	4.7 metres averaging 5.3% Ni, 1.3% Cu, 0.6 g/tonne Pt, 5.3 g/tonne Pd

•	Eagle One C (the second lens) also located vertically under Eagle One A and directly under Eagle 1B returned;

•	149.5 metres averaging 2.4% Ni, 1.1% Cu, 1.0 g/tonne Pt, 5.1 g/tonne Pd from 796.2 metres to 945.7 metres including;

•	23.7 metres averaging 5.2% Ni, 1.0% Cu, 0.2 g/tonne Pt, 7.9 g/tonne Pd

•	21.0 metres averaging 2.5% Ni, 1.0% Cu, 0.4 g/tonne Pt, 5.3 g/tonne Pd

•

On July 21, 2009, the Company entered into a property option agreement with Eagle Hill Exploration Corporation to earn up to a 75% interest in the Company’s 100% owned Windfall Lake Property, located in Quebec Canada. The Company will maintain a 25% carried interest with the option to conver said interest to a 2% net smelter return.

The goals for the first half of fiscal 2010 are to:

•	Complete a NI 43-101 Technical Report on Blackbird and assess the economic viability of the deposit;

•	Complete an aggressive drill program on mineralization found at depth at Eagle One to potentially increase the size of the nickel-copper-platinum group metal deposit;

•	Deliver a plan for the next stage of exploration and development activities.

CAPABILITY TO DELIVER RESULTS

The Company has an experienced management team to execute its strategy. The Company has a team of geologists with a record of exploration success led by the Chief Operating Officer. In the second half of the year the Company complemented the existing management team starting with the recruitment of a dedicated Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Vice President of Communications with responsibility for Investor Relations. The Company is focusing further management recruitment on experienced individuals with mineral development backgrounds.

The Company has sufficient financial resources to complete its planned exploration program and development activities for the remainder of calendar 2009. At April 30, 2009 the Company had cash and cash equivalents of $19.7 million and working capital of $24.8 million.

The recent economic turmoil in global equity and credit markets has impacted base metal prices and demand for metals. Noront is an exploration stage company and is somewhat insulated from decreasing demand at this time. Nevertheless, the Company relies on global equity markets to provide venture capital in order to further its exploration programs.

SELECTED ANNUAL FINANCIAL INFORMATION

The following financial data are derived from the Company’s financial statements for the fiscal years ended April 30, 2009, 2008 and 2007:

(expressed in $ thousands except per share amounts)	2009	2008	2007
Income	976	1,019	268
Expenses	13,467	4,113	1,170
Write-down of mining properties and deferred exploration	15,898	780	5
Write-down of marketable securities	350	—	—
Severence	1,712	—	—
Future income (tax) recovery	5,472	—	1,845
Net income/(loss)	24,980	(2,298)	938
Net income(loss) per share – basic and diluted	(0.18)	(0.02)	0.01
Cash flow from/(used in) operations	(8,154)	(2,041)	633
Cash, cash equivalents and restricted cash	19,674	55,831	15,323
Working Capital	24,798	54,455	16,043
Assets	79,867	91,124	20,699
Long-term Liabilities	147	485	—

Year Ended April 30, 2009 Compared to Year Ended April 30, 2008

Income is comprised of interest earned on deposits and management fees. The Company earned $0.8 million in interest income and $0.2 million in management fees for the fiscal year compared to $1.0 million in interest income and $nil in management fees for the prior year. The decrease in interest income is due to a lower average cash balance and lower yields earned on deposits in the current year compared to the prior year.

Expenses are comprised of general and administrative expenses, amortization, and stock based compensation. The increase in expenses from the prior year is primarily related to:

•

A $0.9 million increase in salaries, $0.3 million increase in consulting fees and $0.3 million increase in management fees over the prior year. Compensation costs, management fees and consulting costs increased due to the hiring of several senior managers and consultants that were required as a result of the increase in the size and number of exploration projects;

•

An increase in Investor Relations, advertising and promotions, and mailing expenses of $0.7 million and an increase in travel related expenditures of $0.3 million over the prior year as a result of the increase in marketing activity related to the McFaulds Lake Project;

•	An increase in professional fees including an increase of $0.1 million in legal fees and an increase in director’s fees of $0.2 million;

•	The increase in shareholder information costs attributable to the dissident proxy action in October 2008 of $0.8 million;

•	An increase of $5.7 million in stock based compensation.

Mining properties deferred exploration expenditures written-off and write-down of marketable securities:

•

The net $13.6 million write-down of the Company’s Windfall Lake Property. Management determined that the results of the underground exploration program were not sufficient to continue work on the property; Subsequent to year-end the Company entered into a Joint Venture Agreement with Eagle Hill Exploration in relation to the Windfall Lake Property.

•

The write-off of the deferred expenses pertaining to Lizar,Iron Lake and the Company’s Mexican properties (Volcan Copper Mine, El Verde, Escondida Project) of $0.9 million and $1.4 million respectively, was a result of Management’s assessment that these projects were no longer viable and concluded that further expenditure was not warranted at this time;

•	A write-down of marketable securities of $0.3 million representing an equity interest in a private company.

The Company also paid severance of $1.7 million to certain members of senior management pursuant to their employment contracts.

OVERVIEW OF ACTIVITY

The following financial data are for the fiscal years ended April 30, 2009 and 2008:

(expressed in $ thousands)
Exploration Expenditure	2009	2008
Exploration Projects
McFaulds Lake Project - “Ring of Fire”, James Bay Lowlands, Northeastern Ontaro	29,601	13,732
Joint Venture
Golden Valley Project, Ontario	904	—
Fishhook Project, Ontario	922	—
Garden Island Project, Quebec	656	330
Windfall Lake, Urban Township	5,689	4,565
Discontinued Projects
Lizar Project Ontario	—	642
Iron Lake Project Ontario	49	62
Volcan Copper Mine, Mexico	—	24
El Verde, Mexico	3	31
Escondida Project, Mexico	35	88
Other	128	1,794

Total	$37,986	$21,268

Overview McFaulds Lake Project (Ring of Fire, James Bay Lowlands, Ontario)

From May 1, 2008 until January 31, 2009 $20.6 million was spent on exploration drilling, and geophysical survey work. Drilling focused on anomaly drilling around Eagle One, Eagle Two, Blackbird and AT 12. A total of 40,915 meters were drilled.

The main focus of exploration work completed during this period was to test numerous airborne VTEM anomalies outlined previously by Noront along the Ring of Fire extending northeast and southwest from the Eagle One deposit. Consequently after ground geophysical surveys were completed to more precisely define the targets, the Eagle Two and AT12 base metal occurrences 2km southwest and 8km northeast respectively of Eagle One, were discovered. Delineation drilling of the latter two promising occurrences did not result in defining potentially economic mineralization to date, however they remain open and require further work. The drilling at Eagle Two led to the discovery of the Blackbird chromium deposits to the southeast immediately overlying Eagle Two within the main Ring of Fire intrusive ultramafic sill complex.

From February 1, 2009 to April 30, 2009 $9.0 million was spent on exploration in the “Ring of Fire” and a total of 25,154 metres were drilled.

The Company completed the infill drilling required in order to complete an NI 43-101 Technical Report and resource estimate on its Blackbird chromite discoveries.

Other geophysical targets tested during the period included the AT1,2,5,6,7 and 8 anomalies which were attributed to magnetite iron or barren sulphide iron formations. The anomalies identified as AT2 (Eagle Two) and AT12 were due to base metal sulphides which resulted in additional drill programs. Other drilling tested weaker anomalies east of the AT12 conduit which resulted in the discovery late in 2009 of the widespread vanadium-titanium-iron (magnetite) mineralization (“Thunderbird”).

A further exploration budget of $9.3 million was approved for the second half of the calendar year from May 2009 to January 2010. Approximately $2.6 million was allocated to drilling in the Eagle One vicinity, $1.5 million was allocated to the Blackbird chromite deposits in order to complete infill drilling required for the NI 43-101 Technical Report, $0.6 million to anomaly diamond drilling on Grid 2 (to the northeast of AT12), $0.9 million to anomaly diamond drilling on Grid 1 (to the southwest of Blackbird One) and $1.3 million to diamond drilling on anomalies in the North region of the ROF area.

Eagle One Deposit

An NI 43-101 Technical Report and Preliminary Economic Analysis on the Company’s Eagle One nickel-copper-platinum group metals discovery was completed in August 2008 and December 2008 respectively. The NI 43-101 resource estimate, prepared by P&E Engineering, an independent third party, estimated that Eagle One contained:

									Contained Metal
		tonnes	Ni %	Cu %	Au g/t	Pt g/t	Pd g/t	Ag g/t	Ni lbs million	Cu lbs million	Au oz	Pt oz	Pd oz	Ag oz
Indicated	Massive	233,000	6.52	3.45	0.24	1.94	12.20	9.75	33.40	17.70	1,800	14,500	91,400	72,900
	Disseminated	1,601,000	1.30	0.85	0.14	1.00	2.70	2.94	45.80	29.90	7,300	51,700	139,100	151,500

	Total Indicated	1,834,000	1.96	1.18	0.15	1.12	3.91	3.81	79.20	47.60	9,100	66,200	230,500	224,400

Inferred	Massive	217,000	7.00	2.86	0.18	3.00	11.75	8.70	33.50	13.70	1,300	20,900	82,000	60,700
	Disseminated	870,000	1.24	0.88	0.12	0.97	2.69	3.09	23.70	16.80	3,300	27,000	75,300	86,300

	Total Inferred	1,087,000	2.39	1.27	0.13	1.37	4.50	4.21	57.20	30.50	4,600	47,900	157,300	147,000

(1)	The “Technical Report on the Double Eagle Deposit” prepared by P&E Mining Consultants Inc., in accordance with NI 43-101 requirements is available a www.sedar.com or on the Company’s website at www.norontresources.com.
(2)	The above estimate capped high values for massive sulphides at: nickel no cap, copper no cap, platinum 12.5 g /t, palladium 25.0 g /t, gold 1.0 g /t, silver used no cap. The estimate capped high values for disseminated sulphides at: nickel 3.5%, copper 4.5%, platinum 6.5g/t, palladium 12.0 g/t, gold 1.5 g/t, silver used no cap.
(3)	The estimate was completed using a C$115 per tonne milled as the minimum Net Smelter Return and this value formed the lower cut-off. Metal prices used in this determination of NSR value were: $C/$US $0.90, nickel US$12.00/lb, copper US $3.00/lb, platinum US $1,250/oz, palladium US $325oz, gold US $650/oz, silver US $12.00/oz
(4)	The information in the above table has been prepared under the supervision of Mr Eugene Puritch, P.Eng and Mr Antoine Yassa, P. Geo. Who are “Qualified Persons” for the purposes of NI43-101 in Canada.

The EA was also completed by P&E Mining Consultants. Utilizing the assumptions specified in the Technical Report, the Project was shown to be economic at a spot price of nickel greater than $4.50 per pound. The sensitivity of the 48 month metal price base case to changes in metal price assumptions as of the date of the report is summarized in the table below:

				Metal Prices on Oct 17, 2008
				Trailing Averages
				36-month	48-month	60-month
Ni		US$/lb		$12.50	$11.00	$10.00
Cu		US$/lb		$3.25	$2.75	$2.50
Au		US$/oz		$700	$625	$600
Pt		US$/oz		$1,350	$1,225	$1,150
Pd		US$/oz		$350	$300	$300
Ag		US$/oz		$13.00	$11.50	$10.50
CAD/USD				0.9	0.9	0.9
Pre Tax IRR		%		200%	160%	137%
Pre Tax NPV @ 10%	C$	million		$606	$464	$381
Undiscounted	C$	million		$931	$719	$595
Payback		(years	)	2.2	2.2	2.3

Note: P&E Mining Consultants Inc., (“P&E”) is an independent consulting firm commissioned by Noront Resources Ltd. The P&E Preliminary Economic Assessment was prepared using resources calculations that are contained in a report dated August 14, 2008 and entitled ““Technical Report and Resource Estimate on the Eagle One Deposit, Double Eagle Property, Mcfaulds Lake Area, James Bay Lowlands, Ontario” prepared by P & E Mining Consultants Inc. for Noront Resources. This Preliminary Economic Assessment (“PEA”) utilized the following assumptions: average estimated on-site operating costs for the project include mining $69/tonne, processing $37/tonne and G&A $11/tonne for a total of $117/tonne; mining dilution was estimated at 15% and mining recovery at 95%; the base case NSR calculation was derived from metal prices of US$11.00/lb for Ni, US$2.75/lb for Cu, US$625/oz for Au, US$1,225/oz for Pt, US$300 for Pd and US$11.50 for Ag at a $C/$US exchange rate of $0.90; process recoveries to concentrate were estimated at an average of 85% for Ni, 97% for Cu, 65% for Au, Pt, Pd and Ag at average concentration ratios of 4:1 for Ni and 9:1 for Cu in massive sulphide and 16:1 for Ni and 45:1 for Cu in disseminated sulphide; concentrate shipping was estimated at C$130/tonne and smelter treatment charges at US$130/tonne for Ni and US$150/tonne for Cu concentrates; smelter payables were 92% for Ni, 97% for Cu, 90% for Au, 65% for Pt, 70% for Pd and 90% for Ag. Refining charges were US$0.50/lb for Ni, US$0.10/lb for Cu and US$15/oz for Au, Pt and Pd and US$0.30/oz for Ag; the potentially mineable portion of the resource for Eagle One was estimated on the basis of approximate 48-month trailing average metal prices and the $US exchange rate was $0.90; an NSR cut-off of $117/tonne for underground mining, milling and G&A was utilized to report the potentially mineable portion of the resource. A complete copy of this PEA may be downloaded at www.sedar.com or on the Company’s website at www.norontresources.com.

Subsequent to year-end, a drill hole was completed (NOT-09-49) that tested below the known mineralization of Eagle One as defined by the Technical Report. Results indicate that nickel, copper sulphides, similar to those encountered in the initial Eagle One anomaly; continue below the previously interpreted limits of mineralization, defining what has been interpreted to be two additional lenses of nickel, copper sulphide mineralization to a depth of 1,000 metres. The second lens of disseminated to massive sulphide mineralization extends from a depth of 276 metres to 511 metres (“Eagle One B”) and the third lens extends from a depth of 759 metres to 956 metres (“Eagle One C”).

The following table summarizes the drill results obtained on Eagle One B and Eagle One C:

HOLE ID	FROM m	TO m	INT. m	MINERALIZATION TYPE	Ni %	Cu %	Pt g/t	Pd g/t	Au g/t	Ag g/t
NOT-09-45 EAGLE 1B- LENS
	445.68	460.30	14.62	Overall	0.77	0.27	0.43	1.30	0.06	0.52
Incl.	445.68	446.83	1.15	Disseminated	0.39	0.18	0.48	0.88	0.03	0.23
and	446.83	447.19	0.36	Massive	3.27	2.28	1.00	7.18	0.21	3.04
and	447.19	454.38	7.19	Disseminated	0.42	0.09	0.29	0.68	0.03	0.07
and	454.38	460.30	5.92	Net Textured	1.12	0.38	0.56	1.77	0.09	0.98
NOT-09-46				No Significant Assays
NOT-09-47 EAGLE 1B- LENS
	362.80	364.95	2.15	Massive	6.11	1.56	1.71	5.98	0.10	3.76
NOT-09-48				No Significant Assays
NOT-09-49 EAGLE 1B- LENS
	269.21	270.98	1.77	Massive	5.16	3.04	0.69	6.45	0.07	8.10
	270.98	306.68	35.70	Disseminated	0.48	0.13	0.33	1.03	0.02	0.25
	306.68	485.52	178.84	Overall	1.19	0.53	0.87	2.01	0.10	1.32
Incl.	306.68	308.68	2.00	Massive	2.53	1.97	0.39	4.68	0.11	4.94
and	308.68	312.84	4.16	Disseminated	0.63	1.22	3.89	1.70	0.05	2.31
and	312.84	344.56	31.72	Net Textured	1.12	0.66	1.26	2.12	0.07	1.79
and	344.56	404.15	59.59	Disseminated	0.57	0.26	0.73	1.23	0.15	0.55
and	404.15	464.69	60.54	Net Textured	1.39	0.58	0.66	2.20	0.08	1.53
and	464.69	469.34	4.65	Semi Massive	5.29	1.29	0.59	5.29	0.16	2.77
and	469.34	485.52	16.18	Net Textured	1.70	0.55	0.77	2.72	0.07	1.34
	510.43	511.75	1.32	Semi Massive	1.05	1.15	5.04	3.14	0.10	4.05
NOT-09-49 EAGLE 1C- LENS
	796.20	945.67	149.47	Overall	2.43	1.09	1.04	5.10	0.58	4.32
Incl.	796.20	852.88	56.68	Net Textured	2.11	0.63	1.17	4.36	0.10	2.92
and	852.88	866.41	13.53	Semi-massive	1.66	3.12	2.13	5.40	0.58	8.99
and	866.41	893.14	26.73	Net Textured	1.54	1.28	1.18	4.69	2.53	5.18
and	893.14	916.82	23.68	Massive	5.18	1.04	0.19	7.92	0.10	5.18
and	916.82	937.82	21.00	Net Textured	2.52	0.97	0.42	5.34	0.08	3.66
and	937.82	945.67	7.85	Net Textured	0.66	0.68	1.91	2.16	0.16	2.55

As a result of the mineralization encountered below the Eagle One deposit, the Company has reallocated funds within the existing budget and increased the budget for drilling on Eagle One. The Company plans to complete 12,000 to 14,000 metres of diamond drilling on the Eagle One deposit in order to delineate the new mineralization discovered below Eagle One.

Drilling lens three on the Eagle One deposit will require a larger drill on site and directional drilling tools. The Company is planning on bringing in the larger drill to drill the deeper section of mineralization during the winter 2010 drilling program.

Blackbird Chromite Discovery

Two zones of massive-disseminated chromium (Cr2O5) mineralization were identified approximately 2 kilometres southeast of Eagle One, within the main ultramafic sill defining the Ring of Fire. These zones, named the Blackbird One and Blackbird Two, have been drill traced from surface on roughly 50 metre centers. The deposits remain open at depth. The mineralization grades in excess of 40% Cr203 with Chromium to Iron (“Cr:Fe”) ratios as high as 2.2 enabling it to be directly sold to ferrochrome producers with minimal processing required.

During the winter drill program, the delineation drilling required for an NI 43-101 Technical Report and resource estimate was completed. The Company has engaged Micon International to complete the Technical Report and resource estimate; the Company plans to have the Technical Report completed in the second quarter of fiscal 2010.

Thunderbird Vanadium Discovery

Three drill holes, Nos. NOT-09-21, 24 and 25 discovered a significant occurrence of vanadium (V2O5) mineralization near surface at least 900 metres long and 300 metres (average) width consisting of at least 3 parallel zones in a Ferrogabbro rock unit related to the Ring of Fire intrusive. The results obtained indicate a potentially large third mineable product to support Noront’s other base metal, PGM and chromite deposits from the Ring of Fire complex.

Other Ring of Fire Exploration Activity

Noront has a 100% interest in one third of the claim units (“Northern Claims”) and a 1% NSR on two thirds of the claim units of claims staked jointly by Noront, Baltic Resources Inc. (“Baltic”) and Temex Resources Corp. (“Temex”) collectively the Staking Syndicate (the “Staking Syndicate”) in the McFaulds Lake Area. A total of 120 mining claims comprising 1,900 claim units totaling 76,000 acres (the “Claims”) were acquired on behalf of the staking syndicate.

During Noront’s 2009 winter drill program, the Company commenced drill testing of its substantial land holdings in the Northern Claims area of the Ring of Fire including the Central, Winisk, Oval Lake and Northeastern claim groups from a base camp at Oval Lake. All the geophysical anomalies tested on these properties were attributed to barren iron formation and early in July 2009 this program was completed.

OPTION AGREEMENTS AND JOINT VENTURES

Company Operated Joint Ventures

The Company is the operator of an exploration program on a property located 20 kilometers northeast of the Eagle One deposit subject to an option agreement with an arms length private company. The private company has the right to earn a 50% interest in the property consisting of 10 claims covering 160 units by spending a total of $2.3 million over a three year period from March 27, 2008 to March 27, 2011.

The initial proposed budget was completed and the Company is awaiting the results of the program in order to determine whether further work is warranted.

Non-Company Operated Joint Ventures

FREEEWEST JOINT EXPLORATION AGREEMENT

On May 14, 2008, the Company entered into a joint exploration agreement with Freewest Resources Canada Inc (“Freewest”) to explore an airborne geophysical anomaly, situated at the boundary of claims owned by the two companies approximately 8 kilometres northeast of the Eagle One deposit in the McFaulds Lake area.

Under the terms of the agreement Freewest will contribute 68 acres (27.5 hectares) comprising a small portion of their 100%-owned property. Noront in turn, will contribute 70 acres (28.3 hectares) of their adjoining property to collectively form the joint-venture property. Freewest and Noront shall share exploration costs on a 50%-50% basis and will share any mineralization found on the Property on a similar basis. Freewest is the operator of the initial exploration program, which is to be agreed upon by both parties. The Company is expecting to receive the budget for its approval in the second quarter of fiscal year 2010.

PROBE JOINT VENTURE AGREEMENT

On May 19, 2009, the Company entered into a Joint Venture Agreement with Probe Mines Limited (“Probe”) covering 87 claims approximately 8 kilometres northeast of the Eagle One Deposit. Under the terms of the joint venture the Company has been granted a 50% interest in the property and is responsible for its proportionate share of expenditures. Probe is the operator and the exploration program and budget is required to be approved by the Company.

An initial $0.5 million exploration budget was approved by the Company with Noront’s share being 50%. The objective of the drilling program is to test a projected chromotite horizon.

GOLDEN VALLEY

Golden Valley is a joint venture located in the northern portion of the Ring of Fire and operated by White Pine Resources Ltd. (“White Pine”). The initial drill program to assess geophysical targets north of Oval Lake commenced during the year. The large property surrounds a copper-zinc discovery by Metalex Ventures Ltd. and a total of fourteen (14) holes were completed at the joint venture in the fiscal year yielding two copper-zinc anomalies. As per the terms of the option agreement, White Pine Resources and Noront are earning a 33.3% interest each in the property from Golden Valley Minerals Ltd. The results from the winter program are currently being reviewed by the operator with a further drill program being considered.

FISHHOOK PROJECT, JAMES BAY LOWLANDS, NORTHEASTERN ONTARIO

After entering into an option agreement dated July 2008, with Temex, and East West Resource Corporation (“East West Resource”), Noront contributed $0.6 million consisting of a property payment of $0.1 million and an expenditure commitment of $0.5 million to earn up to a 60% interest in the 960 claim units (16,650 hectares) property located approximately 50km south of Eagle One.

In August 2008, the East West Resource commenced an eleven (11) hole drill program totaling 2,024 metres to follow up on anomalies identified from an airborne electromagnetic (“EM”) and magnetometer survey flown in April 2008.

While the geology encountered consisted of volcanic–sedimentary host rocks, all the anomalies were identified as barren iron sulphide mineralization and as a result no further work is planned at this time.

GARDEN ISLAND, QUEBEC

The Garden Island property is comprised of 568 mining claims totaling 23,763 hectares, most of which are in Pascalis, Manneville and Senneville townships, which lie along a northwest-southwest trending Abitibi volcanic greenstone belt.

The Company has earned a 50% interest in the Garden Island gold, base-metal property as a result of an amended option agreement (July 10, 2008) entered into with a private arms length Quebec company, TSR Resources Inc. (“TSR”).

During fiscal 2009, the Company contributed $0.7 million to the exploration program that included 3,400 metres of anomaly drill testing during the first five months of calendar 2009. The large property was flown with an airborne EM and magnetometer. The property was geologically mapped and trenched during the 2008 calendar year, in addition the most favourable anomalies were ground surveyed and screened for diamond drill testing. The early 2009 winter calendar program saw the completion of 14 drill holes totaling six anomaly systems, while most holes intersected favourable felsic volcanic rocks with minor base metal sulphide mineralization, the anomalies were attributed to graphitic sediments and / or barren iron sulphide mineralization.

The operator, TSR has recommended a small work program for the remainder of 2009, to include some trenching along the favourable felsic volcanic horizons and additional ground geophysical surveys to follow up on areas untested by airborne geophysics.

WINDFALL LAKE PROJECT, URBAN TOWNSHIP, QUEBEC

Noront completed Phase 1 work at its Windfall Lake gold project located in Quebec, Canada during the second quarter of the fiscal year. An internal report was completed during the fourth quarter and management determined that the exploration results did not warrant further work by the Company. As a result the capitalized costs associated with Windfall Lake were written off and the Company recognized a $13.6 million write-down in the current fiscal year.

Per the press release dated July 21, 2009, the Company has entered into a property option agreement with Eagle Hill Exploration Corporation pursuant to which Eagle Hill may earn up to a 100% interest subject to a 2% net smelter royalty, in the Company’s 100% owned Windfall Lake Property, located in Quebec Canada. The agreement is subject to a financing condition and regulatory approval.

Discontinued Joint Venture Option Agreements

As of April 30, 2009, the previously reported option agreements between the Company and each of Intrinsic Minerals Ltd., Lund Gold Ltd., Southampton Ventures Inc., Hawk Uranium Inc., WSR Gold Inc., and Seafield Resources Ltd. have been terminated. The previously reported option agreements between the Company and Bold Ventures Inc., and Passport Metals Inc. were terminated subsequent to April 30, 2009. As a result of the terminations of the above agreements, the Company has retained its 100% interest in the claims subject to the above joint venture agreements.

Subsequent to April 30, 2009, the previously reported option agreement between the Company and Sureshot Minerals Inc. (“Sureshot”) was terminated due to non-performance. In January 2009, the Company granted an extension to Sureshot regarding the initial payment of $180,000 payable in shares of Sureshot under the terms of the original option agreement. The extension agreement provided for installment payments of $90,000 of the required payment in cash in three equal installments at the end of January, February and March, 2009. On March 31, 2009, Sureshot was to deliver to Noront that number of common shares of Sureshot equal to $90,000 at a price per share equal to the price at which Sureshot is issuing shares in its current financing. As at April 30, 2009, the Company has not received any of the required payments from Sureshot.

DISCONTINUED PROJECTS

Lizar Project, Ontario

During the year, management concluded that further work on this project was not warranted. Accordingly, all costs associated with this project have been written off.

Iron Lake, Ontario

During the year, management concluded that further work on this project was not warranted. Accordingly, all costs as associated with this project have been written off.

Escondida Project, Mexico

The Company has a 100% interest in the property subject to an NSR equal to 2%. The NSR may be purchased outright at a cost of $0.5 million US for each 0.5% or $2.0 million US for the 2% NSR. Noront has the right of first refusal on any offer for the NSR by a third party.

The Company is not planning for any additional work on this project, accordingly all costs associated with this project have been written off. The Company is evaluating strategic alternatives with respect to the Escondida Project.

Volcan 1 Property, Baja, Mexico

The Company has a 100% interest in the property subject to an NSR equal to 2%. Half of the NSR or 1% may be purchased by the Company for $1.0 million US.

The Company is not planning for any additional work on this project at this time, accordingly all costs associated with this project have been written off. The Company is evaluating strategic alternatives with respect to the Volcan 1 Property.

El Verde Project, Mexico

The Company has a 100% interest in the property subject to an NSR equal to 1.5%. Two thirds of the NSR or 1% may be purchased by the Company for $1.5 million US.

The Company is not planning for any additional work on this project at this time, accordingly all costs associated with this project have been written off. The Company is evaluating strategic alternatives with respect to the El Verde Project.

Burnt Hill Tungsten Properties, Stanley Parish, York County, New Brunswick

The Burnt Hill Tungsten properties straddle the Southwest Miramachi River some 70 km NW of Fredricton, New Brunswick. The properties contain tungsten, molybdenum and tin mineralization mainly in quartz veins that cut argillic sediments on the periphery of granitoid plutons. The Company, has a 49% percent interest in the property with Cadillac Ventures Inc. (“Cadillac”) having earned a 51% interest in exchange for shares 2.3 million shares, a $150,000 payment to the Company and completion of a $1.5 million work commitment on the property. The Company funded the $1.5 million work program in exchange for an additional 1.5 million shares of Cadillac. Cadillac has the right to gain a further 14% interest by making an additional payment of $500,000 or the equivalent amount in Cadillac shares.

As this project is currently under option, it is not considered a priority for management focus or allocating funds at this time.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER REVIEW

The following information is derived from the Company’s quarterly consolidated financial statements for the past eight quarters:

(expressed in thousands except per share amounts) (quarterly results are unaudited)	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1
Income	59	326	224	367	392	300	168	159
Expenses	1,064	2,031	3,019	7,354	1,107	2,395	447	164
Write-down of mining properties and deferred exploration	15,803	—	95	—	598	—	182	—
Write-down of marketable securities	350	—	—	—	—	—	—	—
Severence	—	860	852	—	—	—	—	—
Future income (tax) recovery	5,472	—	—	—	—	—	—	—
Net income/(loss)	(11,874)	(2,565)	(3,742)	(6,987)	264	(2,095)	(462)	(6)
Net income (loss) per share – basic and diluted	(0.08)	(0.02)	(0.03)	(0.05)	0.00	(0.02)	0.00	0.00
Cash flow from/(used in) operations	1,712	(5,982)	(1,255)	(2,629)	(658)	(1,043)	(138)	255
Cash, cash equivalents and restricted cash	19,674	30,488	24,632	43,957	55,831	19,768	26,009	14,038
Working Capital	24,798	33,549	20,327	44,584	54,781	21,411	29,061	14,872
Assets	79,867	98,002	91,047	88,531	91,124	44,143	39,046	21,589
Long-term Liabilities	147	514	505	495	485	—	—	—

Three Months Ended April 30, 2009 compared to Three Months Ended April 30, 2008

Interest income decreased by $0.3 million as a result of lower average cash balances and lower yields earned on deposits in the fourth quarter of fiscal 2009 compared to the prior year comparable quarter.

Increases in expenses of $0.3 million in compensation expenditure and $0.3 million in consulting fees were offset by lower professional fees of $0.2 million and lower general office and filing fees of $0.3 million in the fourth quarter compared to the prior year comparable quarter.

In the fourth quarter the Company wrote-down deferred exploration expenditures by $15.8 million and marketable securities by $0.3 million in the fourth quarter compared to $0.6 million and $nil respectively in the prior year comparable quarter.

LIQUIDITY AND CAPITAL RESOURCES

As at April 30, 2009 the Company had working capital of $24.8 million and a cash position (cash, equivalents and restricted cash) of $19.7 million compared to $55.3 million and $55.8 million respectively as at April 30, 2008. The lower working capital and cash and cash equivalents balance was due to exploration funding requirements of $43.6 million, a decrease in the fair market value of marketable securities of $2.7 million and an increase in accounts receivable of $4.2 million, due to an increase in GST, Quebec Mining Duties and exploration expenditure refunds.

As a result of an $18.9 million flow-through financing completed in early December 2008, the Company continues to have a strong cash position. Surplus funds are invested in a blend of high interest savings accounts in order to provide liquidity while minimizing risk.

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received from the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining and resource properties. Proceeds raised are being used for continued exploration of Noront’s properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are made, temporary taxable differences created by the renunciation will reduce share capital.

Noront has no credit facilities with financial institutions, so its financial instruments consist of cash, marketable securities, accounts receivable and accounts payable and accrued liabilities. Unless otherwise noted, the Company does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. Noront estimates that the fair value of cash and cash equivalents, accounts receivable, accounts payable and taxes payable approximate the carrying values.

Management is confident that it will be able to raise sufficient capital to further explore and develop its properties and projects in the coming year. However, the timing and ability to do so will depend on the liquidity of the financial markets as well as the acceptance of investors to finance resource based junior companies, in addition to the results of the Company’s exploration programs and the acquisition of additional projects. At this time, the Company is not anticipating an ongoing profit from operations, therefore it will rely on its ability to obtain equity or debt financing for growth.

CONTRACTUAL OBLIGATIONS

At April 30, 2009 the company has a commitment to spend $7.7 million on Canadian exploration activity for the period from May 1, 2009 to December 31, 2009. This represents the remainder of the proceeds of the $18.9 million flow through share financing which occurred on December 4th, 2008.

Other contractual obligations for the ensuing five-year period can be summarized as follows:

(expressed in $ thousands)
Contractual Oligations	Total	Less than 1 year	1 -3 years	4 -5 years	After 5 years
Operating Leases	287	150	137	—	—
Other Long Term Obligations	1,116	1,045	71	47	119

Total Contractual Obligations	1,403	1,195	209	47	119

Operating lease obligations represent future minimum annual rentals under a non-cancellable operating lease for Noront office space.

Other Long Term Obligations represent commitments related to a) a site remediation plan established in accordance with the requirements of the Quebec Ministry of Natural Resources for Windfall Lake b) the Company’s exploration camp in the Ring of Fire.

RELATED PARTY AND OTHER TRANSACTIONS

During the year ended April 30, 2009 $190,000 (April 30, 2008 - $nil) was paid or payable for management services to a company controlled by an officer and director of the Company. Included in accounts payable as at April 30, 2009 is $40,425 (April 30, 2008 - $nil) owed with respect to these services and ancillary expense reimbursements.

During the year ended April 30, 2009 $134,000 (April 30, 2008 - 4nil) was paid or payable for management services to a company controlled by an officer and director of the Company. Included in accounts payable as at April 30, 2009 is $33,191 (April 30, 2008 - $nil) owed with respect to these services and ancillary expense reimbursements.

During the year ended April 30, 2009, $194,817 (April 30, 2008 - $102,466) was paid to a company controlled by an officer and former Director of the company for consulting services. The Director was also reimbursed for out of pocket expenses which were incurred in the normal course of operations. Included in accounts payable and accrued liabilities is the amount of $19,662 (April 30, 2008 - $nil) with respect to consulting fees and ancillary expense reimbursements.

In addition, for the year ended April 30, 2009 legal fees in the amount of $243,734 (April 30, 2008 - $265,807) were paid to a law firm in which an officer of the Company is a partner. Included in accounts payable and accrued liabilities is the amount of $1,330 (April 30, 2008 - $250,000) with respect to services rendered. These transactions are in the normal course of operations and reflect the amount of consideration established and agreed to by the related parties.

The above noted transactions are in the normal course of business and are measured at the exchange amount, as agreed to by the parties.

DISCLOSURE CONTROLS AND PROCEDURES

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that:

(i)	the audited annual financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the audited annual financial statements: and

(ii)	the audited annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited annual financial statements.

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), the Company utilizes the Venture Issuer Basic Certificate which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

CRITICAL ACCOUNTING ESTIMATES

Deferred Mining Property Acquisition and Exploration Expenditures

Noront capitalizes mining property acquisition costs and related exploration expenditures which are to be amortized when production is attained or the balance thereof written off should the property be disproven through exploration or abandoned. On an ongoing basis, the Company evaluates deferred expenditures relating to each property to assess whether there has been impairment in value. The Company recognizes write-downs for impairment where the carrying value of the mining property exceeds its estimated long term net recoverable value. Recoverable value is estimated based upon current exploration results and upon management’s assessment of the future probability of positive cash flows from the property or from the sale of the property.

Future Site Restoration Costs

The Company has an obligation for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of he asset. Subsequent to the initial measurement of the asset retirement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

Stock Options

The Black-Scholes option valuation model used by the Company to determine fair values for stock-based compensation was developed for use in estimating the fair value of freely traded options. This model requires input of highly subjective assumptions including future stock volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the year.

RISKS AND UNCERTAINTIES

Noront’s business of exploring mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Noront common shares should be considered speculative.

Mineral Exploration

The business of exploration for minerals and mining involves a high degree of risk. A relatively small proportion of properties that are explored are ultimately developed into producing mines. At present, there are no known bodies of commercial ore on any of the mineral properties in which the Company holds interest or intends to acquire an interest and the proposed exploration program is an exploratory search for ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. The Company has limited experience in the development and operation of mines and has relied on and may continue to rely upon consultants and others for exploration and operating expertise. The economics of developing gold, base metal and other mineral properties is affected by many factors including the cost of operations, variation of the grade of ore mined, and fluctuations in the price of any minerals produced.

Additional Funding Requirements And Potential Dilution

Noront has no current or foreseeable prospect of generating significant revenues. Accordingly, the success of the Company is dependent, among other things, on obtaining sufficient funding to enable the Company to explore and develop its properties. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

The Company will require new capital to continue to operate its business and to continue with exploration on its mineral properties, and there is no assurance that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which will result in dilution to the Company’s shareholders.

As of August 4, 2009, the Company had 154,703,457 shares outstanding, 9.370 million stock options outstanding with a weighted average exercise price of $1.55 expiring between 2009 and 2014 and no warrants outstanding. The issuance of common shares of the Company upon the exercise of options and/or warrants will dilute the ownership of the Company’s current shareholders. Noront may also issue additional securities convertible into common shares of Noront in the future, the conversion of which would result in further dilution to the shareholders of the Company.

Continuation of Operating Losses

The Company does not have a long historical track record of operating upon which investors may rely. Consequently, investors will have to rely on the expertise of the Company’s management. Further, the Company’s properties are in the exploration stage and are not commercially viable at this time. The Company does not have a history of earnings or the provision of return on investment, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Title to Mineral Properties (Ownership Rights)

Although title to the Properties has been reviewed by or on behalf of Noront, no assurances can be given that there are no title defects affecting the Properties. Title insurance generally is not available for mining claims in Canada and Noront’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be limited. Noront has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims and title may be affected by, among other things, undetected defects. In addition, Noront may be unable to operate the Properties as permitted or to enforce its rights with respect to its Properties.

Resource Estimates

The resources presented in this document are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. Such figures have been determined based upon assumed metal prices. Future production could differ dramatically from estimates due to mineralization or formations different from those predicted by drilling, sampling and similar examinations or declines in the market price of the metals may render the mining of some or all of the resources as uneconomic.

Economic

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any mineral products discovered. The prices of mineral products have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Commodity Price Risk

The ability of the Company to develop its mining properties and the future profitability of the Company is directly related to the market price of gold and base minerals.

Competition

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees, contractors and consultants.

Environmental

The Company’s operations are subject to environmental regulations promulgated by local, provincial and federal government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards and enforcement, and fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

First Nations

Noront is committed to working in partnership with our local communities and First Nations in a manner which fosters active participation and mutual respect. Noront works towards minimizing negative project impacts, encouraging certain joint consultation processes, addressing certain decision making processes and towards maintaining meaningful ongoing dialogue not only for the Company but for all participants in the Ring of Fire region.

Many of Noront’s contractors and suppliers live and work in the local communities. The Company regularly consults with communities proximal to the Company’s exploration activities to advise them of plans and answer any questions they may have about current and future activities. The objective is to operate to the benefit of the shareholders and the local communities using the resources and the environment today without compromising the long-term capacity to support post exploration and ultimately post mining land uses.

First Nations in Ontario are increasingly making lands and rights claims in respect of existing and prospective resource projects on lands asserted to be First Nation traditional or treaty lands. Should a First Nation make such a claim in respect of the Properties and should such claim be resolved by government or the courts in favour of the First Nation, it could materially adversely affect the business of Noront.

Joint Ventures and Option Agreements

Noront Resources enters into option agreements and joint ventures as a means of gaining property interests are raising funds. Any failure of any partner to meet its obligations to Noront or other third parties, or any disputes with respect to third parties’ respective rights and obligations could have a material adverse affect on such agreements. In addition, Noront may be unable to exert direct influence over strategic decisions made in respect to properties that are subject to the terms of these agreements.

Legal

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Noront Resources and cause increases in expenditures or exploration costs or reduction in levels of activities on our exploration projects, or require abandonment or delays in the development of new exploration properties.

Regulations and Permitting

The operations of the Company may require licenses and permits from various local, provincial and federal governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, or mining operations, at its projects.

Uninsurable Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties, personal injury or death, environmental damage, delays in exploration, and monetary losses and possible legal liability. Where Noront considers it practical to do so, it maintains insurance in amounts believed to be reasonable, including coverage for directors’ and officers’ liability and fiduciary liability and others.

Such insurance, however, contains exclusions and limitations on coverage. Accordingly, Noront’s insurance policies may not provide coverage for all losses related to Noront’s activities (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material and adverse effect on Noront’s results of operations and financial condition. Noront cannot be certain that insurance will be available to the Company, or that appropriate insurance will be available on terms and conditions acceptable to the Company. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Dependence On Key Employees, Contractors And Management

Noront currently has a small executive management group, which is sufficient for the Company’s present stage of activity. Given that our success to date has depended, and in the future will continue to depend, in large part on the efforts of the current executive management group, the loss of a significant number of the members of this group could have a material adverse effect on the Company, its business and its ability to develop its projects. Noront does not maintain key person life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse on the Company.

The mining industry has been impacted by increased worldwide demand for critical resources including industry consultants, engineering firms and technical experts. These shortages have caused increased costs and delays in planned activities. Noront is also dependent upon a number of key personnel, including the services of certain key employees and contractors. Noront’s ability to manage its activities, and hence its success, will depend in large part on the efforts of these individuals. Noront faces intense competition for qualified personnel, and there can be no assurance that Company will be able to attract and retain such personnel.

Conflict Of Interest

Certain directors or proposed directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective May 1, 2008, the Company adopted new accounting recommendations for the Canadian institute of Chartered Accountants (“CICA”), Handbook Section 1535, “Capital Disclosures”. This new standard specifies the requirements for disclosure of both qualitative and quantitative information to enable users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. This disclosure is contained in note 3 to these consolidated financial statements.

Financial Instruments

Effective May 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3862, “Financial Instruments – Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation”. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861, “Financial Instruments – Disclosure and Presentation”. This disclosure is contained in note 4 to these consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The application of its new standard had no impact on the Company’s consolidated financial statements as at and for the year ended April 30, 2009. The Company is continually evaluating its counterparties and their credit risks.

Mining Exploration Costs

On March 27, 2009, the Emerging issues Committee of the CICA approved an abstract EIC-174, Mining Exploration Costs, which provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general. The adoption of this abstract had no impact on the Company’s presentation of its financial position or results of operations as at April 30, 2009.

Recently Issued Accounting Standards

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a combination. It is equivalent to the corresponding provisions of International Financial Reporting Standards IAS 27 – Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Goodwill and Intangibles

On February 1, 2008 the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company is currently assessing the impact of this standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (AcSB) has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, including Noront, effective for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will report interim and annual financial statements in accordance with IFRS beginning with the quarter ended July 31, 2011.

The Company has commenced the development of an IFRS implementation strategy to prepare for this transition, and is currently analyzing the key areas where changes to current accounting policies may be required. Analysis will be required for all current accounting policies, however the initial key areas of assessment include:

•	Deferred exploration expenditures,

•	Property, plant and equipment,

•	Impairment of assets

•	Provisions, including remediation provisions,

•	Stock options (share-based payments)

•	First-time adoption of International Financial Reporting Standards (IFRS 1)

As a detailed analyses of the each of the key areas is commenced, other elements of the Company’s IFRS implementation plan will be addressed including the implication of changes to accounting policies, processes or financial statement note disclosures on information technology, internal controls, contractual arrangements and employee training.

The table below summarizes the expected timing of activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress, expected to be complete during Q1 of fiscal 2010

Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	Throughout fiscal 2010

Assessment of first-time adoption (IFRS 1) requirements and alternatives.	Throughout fiscal 2010

Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	Q4 fiscal 2010 – Q2 fiscal 2011

Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	Q4 fiscal 2010 – Q2 fiscal 2011

Management and employee education and training	Throughout the transition process

Quantification of the Financial Statement impact of changes in accounting policies	Throughout fiscal 2011

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning the Company’s general and administrative expenses and resource property costs is available in the Company’s consolidated financials for the year ended April 30, 2009.

OUTSTANDING SHARE INFORMATION

As at April 30, 2009
Authorized	Unlimited
Issued and outstanding shares	154,703,457
Options outstanding	5,505,000
Fully diluted	160,208,457

ADDITIONAL INFORMATION

Additional information relating to Noront is available on the Internet at the SEDAR website www.sedar.com, and is available on the Company’s website located at www.norontresources.com.